UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

Dated October 23, 2024

Commission File Number: 001-38018

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Integrated Media Technology Limited

(Exact Name as Specified in its Charter)

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N/A

(Translation of Registrant's Name)

Suite 1401 Level 14, 219-227 Elizabeth Street

Sydney NSW 2000 Australia

(Address of principal executive office)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):  ☐

Board of Directors - Changes to Membership

Appointment of a Director

Effective as of October 23, 2024, the board of directors (the "Board") of Integrated Media Technology Limited (the "Company") appointed Mr. Con Unerkov ("Mr. Unerkov"), aged 55, as the non-executive member of the Board.

Mr. Unerkov is an Australian based businessman with more than 25 years of local and international senior executive experience. Throughout his career, Mr. Unerkov has worked as an executive and chief executive officer for a number of companies both in the private and public sectors. He has significant experience in the financial markets with a focus on structuring, M&A and corporate financing for both private and public companies, simultaneously providing parallel guidance for companies to gain market recognition, shareholder value and liquidity.

Mr. Unerkov is currently the Chairman of Oakridge International Limited, a company listed on the Australia Securities Exchange under the symbol OAK which is engaged in the business of selling professional healthcare technology equipment and solutions to healthcare facilities, and expanding into delivering assisted independent living technologies utilising Internet of Things (IoT) products and solutions. Mr. Unerkov's other companies are focused on providing clean energy charging, energy storage solutions and zero emission mobility. Mr. Unerkov was the Chairman and Executive director of the Company from May 2019 to August 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: October 25, 2024

Integrated Media Technology Limited

By:	/s/ Dr. Megat Radzman Bin Megat Khairuddin
Name:	Dr. Megat Radzman Bin Megat Khairuddin
Title:	Co-Chief Executive Officer